UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-180879

Issuer: Cambria ETF Trust

Exchange: NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter and name of Exchange where securities are listed and/or registered)

2321 Rosecrans Avenue, Suite 3225

El Segundo, California, 90245

(310) 683-5500

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of beneficial interest, no par value, of the following portfolios:

Cambria Shareholder Yield ETF

Cambria Global Value ETF

Cambria Global Momentum ETF

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]	17 CFR 240.12d2-2(a)(1)

[ ]	17 CFR 240.12d2-2(a)(2)

[ ]	17 CFR 240.12d2-2(a)(3)

[ ]	17 CFR 240.12d2-2(a)(4)

[ ]	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

[X]	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cambria ETF Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: December 11, 2018	By:	/s/ Mebane T. Faber
Name: Mebane T. Faber
Title: President and Trustee